UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On July 8, 2026, Biodexa Pharmaceuticals PLC (the “Company”) distributed a Notice of General Meeting (the “GM Notice”) to its shareholders. The Company has also disseminated to its (i) holders of ordinary shares, nominal value £0.000001 per share, a proxy form for the General Meeting (the “Ordinary Shares GM Proxy Form”) and (ii) holders of American Depositary Shares, a proxy form for the General Meeting (the “ADS AGM Proxy Form”).

The General Meeting is scheduled to take place on July 29, 2026 at 11:00 a.m. (London time) at the Company’s registered office at 1 Caspian Point, Caspian Way, Cardiff, Wales, CF10 4DQ.

A copy of the GM Notice, Ordinary Shares GM Proxy Form and ADS GM Proxy Form are furnished hereto as Exhibits 99.1, 99.2, and 99.3, respectively.

The information in this Form 6-K and the exhibits attached thereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of July 2026 is:

Exhibit No.	Description
99.1	Notice of General Meeting
99.2	General Meeting Form of Proxy (Holders of Ordinary Shares)
99.3	General Meeting Form of Proxy (Holders of American Depositary Shares)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: July 9, 2026	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer